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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Rochester Medical Corporation.
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                                (Name of Issuer)

                         Common Stock without par value
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                         (Title of Class of Securities)

                                   771497 10 4
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                                 (CUSIP Number)

                                  June 25, 2004
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             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP NO. 771497 10 4                                      PAGE 2 OF 7 PAGES


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   1      NAME OF REPORTING PERSON
                  R. Scott Asen
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                  Not Applicable                                        (b) [ ]

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   3      SEC USE ONLY


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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

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   NUMBER OF     5 SOLE VOTING POWER

    SHARES               249,725
                 ---------------------------------------------------------------
 BENEFICIALLY    6 SHARED VOTING POWER

   OWNED BY              26,500 *
                 ---------------------------------------------------------------
     EACH        7 SOLE DISPOSITIVE POWER

   REPORTING             249,725
                 ---------------------------------------------------------------
    PERSON       8 SHARED DISPOSITIVE POWER

     WITH                26,500 *
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  276,225 shares

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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)

                  Not applicable                                             [ ]

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.1%

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   12     TYPE OF REPORTING PERSON (See Instructions)

                  IN
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                                  SCHEDULE 13G

CUSIP NO. 771497 10 4                                      PAGE 3 OF 7 PAGES


* Consists of shares held by certain Managed Accounts, as to which the Reporting Person disclaims beneficial ownership (see Item 4).


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                                  SCHEDULE 13G

CUSIP NO. 771497 10 4                                      PAGE 4 OF 7 PAGES

ITEM 1(A).    NAME OF ISSUER:

         Rochester Medical Corporation

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         One Rochester Medical Drive
         Stewartville, MN 55976

ITEM 2(A).    NAME OF PERSON FILING:

         R. Scott Asen (the "Reporting Person")

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

         Asen and Co.
         224 East 49th St.
         New York, New York 10017

ITEM 2(C).    CITIZENSHIP:

         The Reporting Person is a citizen of the United States of America.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

         Common Stock without par value

ITEM 2(E).    CUSIP NUMBER:

         771497 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.


ITEM 4.       OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:



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                                  SCHEDULE 13G

CUSIP NO. 771497 10 4                                      PAGE 5 OF 7 PAGES

         The Reporting Person directly owns 249,725 shares. The Reporting Person is the President of Asen and Co., which provides certain advisory services to accounts (the "Managed Accounts") that own 26,500 shares. The Reporting Person may be deemed to beneficially own the shares held by the Managed Accounts, but the Reporting Person disclaims beneficial ownership of such shares.

     (b) Percent of class:

         5.1%, consisting of: (1) 249,725 shares owned directly by the Reporting Person, which represent approximately 4.6% of the issued and outstanding shares of Common Stock of the Issuer and (2) 26,500 shares owned by the Managed Accounts, which represent approximately 0.5% of the issued and outstanding shares of Common Stock of the issuer.

         The foregoing percentages are calculated based on 5,437,331 shares of Common Stock outstanding as of May 4, 2004, as reported in the issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2004.

     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or direct the vote:

               The Reporting Person has sole voting power over 249,725 shares which he owns directly.

         (ii)  Shared power to vote or direct the vote:

               The Reporting Person has shared voting power over 26,500 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares.

         (iii) Sole power to dispose or to direct the disposition of:

               The Reporting Person has sole dispositive power over 249,725 shares which he owns directly.

         (iv)  Shared power to dispose or to direct the disposition of:

               The Reporting Person has shared dispositive power over 26,500 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable

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                                  SCHEDULE 13G

CUSIP NO. 771497 10 4                                      PAGE 6 OF 7 PAGES

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              See response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable

ITEM 10. CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                  SCHEDULE 13G

CUSIP NO. 771497 10 4                                      PAGE 7 OF 7 PAGES

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      Dated:  July 1, 2004

                                                       By: /s/ R. Scott Asen
                                                           -----------------
                                                           R. Scott Asen